TITAN GLOBAL HOLDINGS, INC.
1700 Jay Ell Drive, Suite 200
Richardson, Texas 75081
972-470-9100

April 23, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Kyle Moffatt, Accountant Branch Chief
Dean Suehiro, Senior Staff Accountant

Re:	Titan Global Holdings, Inc.
Form 10-KSB for Fiscal Year Ended August 31, 2006
Filed December 15, 2006

Forms 10-QSB for Fiscal Quarters Ended November 30, 2006 and February 28, 2007
File No. 0-32847

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as communicated by Kyle Moffatt on April 18, 2007 relating to the Form 10-KSB for fiscal year ended August 31, 2006 and Form 10-QSB for fiscal quarters ended November 30, 2006 and February 28, 2007 of Titan Global Holdings, Inc. ( the "Company"). We respond as follows:

Form 10-KSB for Fiscal Year Ended August 31, 2006

Note 3. Universal Service Fund Fees Recoverable, page 47

1.
You disclose that “…telecommunication securities previously reported by the wholesale supplier will be reported by Oblio…” Please tell us what is meant by this disclosure including why you believe it is appropriate to record a related receivable.

Response:

Universal Service Fund Fees (“USF”) are based on revenues earned from long distance services sold. Under the FCC regulations, Oblio determined that the majority of its revenues earned were exempt from USF under the limited international revenue exemption rule (“LIRE”). The LIRE states that as long as the revenue derived from international long distance services exceeds the revenue derived from domestic long distance services by a ratio of 88% to 12%, the revenues are exempt from USF.

Oblio derives over 98% of its revenues from international long distance services; therefore, it is exempt from USF. The USF were previously reported and paid indirectly through Oblio’s suppliers. Oblio has since registered as the telecommunications service provider of record and is responsible for reporting long distance services it provides. Oblio will report its international and domestic revenues and claim the exemption, as applicable.

It is appropriate to record the receivable related to this supplier, as this supplier did not dispute that it collected and paid USF fees on Oblio’s behalf incorrectly. The supplier has agreed to file its annual report of USF taking into consideration that Oblio is the telecommunications service provider of record and refund amounts previously paid for USF back to Oblio. In addition, as disclosed in Note 20 in our Form 10-QSB for the three months ended February 28, 2007:

“On March 18, 2007, Oblio entered into a settlement and release agreement with Sprint Communications Company, L.P. (“Sprint”). Pursuant to the Settlement Agreement, Sprint has agreed to provide an invoice credit of $1,909 in full for amounts related to contributions made by Sprint on behalf of the Company to the USF Administrator from January 1, 2006 through December 31, 2006. Sprint has also agreed to issue an invoice credit for USF charges paid by Oblio in the first, second, and third quarters of 2007 for the sale of Sprint communications services that Oblio purchases pursuant to the Sprint Prepaid Pin Distribution Agreement entered into between Sprint and Oblio, where such USF charges were included in the billings in 2006. The reimbursement is calculated as the difference between the amount Sprint owed for the USF including Oblio’s revenues and the amount Sprint owed for the USF without Oblio’s revenues.

Oblio received the $1,909 credit effective March 18, 2007. Oblio expects to receive the remaining balance of $2,115 recorded in USF Recoverable at February 28, 2007 in invoice credits during the third and fourth quarters of fiscal year 2007.”

In our Form 10-KSB for the fiscal year ended August 31, 2006, the term “telecommunication securities” was inadvertently used and was a clerical error in drafting the document by our Edgarizing service provider. The correct term is “telecommunication services”. The correct term, “telecommunication services”, was used in subsequent filings in Note 10 of our Form 10-QSB for the 3 months ended November 30, 2006 and in Note 15 of our Form 10-QSB for the 3 months ended February 28, 2007.

2.
Also, tell us why you did not disclose the amount of the possible receivable you may record from the “additional wholesale supplier.” Further, explain to us why you did not record such receivable at August 31, 2006.

Response:

We had not reached an agreement with the “additional wholesale supplier” for reimbursement of the Universal Service Fund Fees as of the December 15, 2006 filing date. To date, we still have not reached an agreement with the supplier and will enter arbitration in June 2007. We did not record a receivable as this is a contingency gain that is not reasonably estimable. Any refund we receive will reduce cost of sales thereby increasing operating income. We will record a receivable related to this supplier once an agreement has been reached that clarifies the settlement amount.

Note 3. Fair Value of Financial Instruments, page 49

3.
Please refer to prior comment 3. We note that you utilize an independent valuation to determine fair value for your notes payable to the former owners of Oblio. While you are not required to make reference to this valuation, when you do you should also disclose the name of the expert. If you decide to delete your reference to this valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation.

Response:

We will update our disclosures accordingly in future filings.

Item 8A. Changes in Internal Controls, page 70

4.
We note your disclosure that “[t]here were no changes in the Company’s internal controls over financial reporting known to the Chief Executive Officer or Chief Financial Officer that occurred during the period covered by this report that has materially affected, or is likely to materially effect, the Company’s internal control over financial reporting.” Item 308(c) of Regulation S-B requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2006 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308 (c) of Regulation S-B in future filings.

Response:

There were no changes in internal controls over financial reporting known to the Chief Executive Officer or Chief Financial Officer that occurred during the fourth quarter ended August 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Form 10-QSB for Fiscal Quarter Ended February 28, 2007

Note 5. Laurus Master Fund, page 10

5.	Please tell us why the derivative liabilities related to the Laurus debt were removed. It is unclear to us whether the warrants expired at the time the debt was repaid.

Response:

The derivative liabilities related to the Laurus debt were from conversion features of the notes due to the ability to convert principal and interest into stock. Once the note was extinguished, this liability ended. The warrants associated with the Laurus debt were cancelled August 12, 2005. There were no warrants outstanding related to this debt when the debt was extinguished.

Note 12. Gain or Loss on Extinguishment of Debts, page 14

6.
Please tell us why the reduction in the stated value of the preferred stock was included the determination of your gain on the extinguishment of the F&L debt. Also, tell us why the reduction in the stated value was not recognized as an increase in additional paid-in-capital. Include in your response references to the appropriate accounting literature.

Response:

The stated value of the preferred stock was increased from $1,000 to $1,500 per share. The number of shares was changed from a variable number which could range from 3,000 to 9,000 based on achieving certain EBITDA targets to a fixed 3,000 shares. The number of shares were reduced as a part of the debt modification, which was treated as an extinguishment for accounting purposes. Although accounting rules treat this transaction as an extinguishment, the substance of the transaction was an induced conversion related to the financing where 9,000 shares were converted to 3,000 shares with the change in value related to the associated debt extinguishment. The preferred stock is mandatorily redeemable and was carried by the company as a liability.

From Topic No. d-42 of the EITF:

“Statement 150 requires that mandatorily redeemable preferred stock, as defined in the scope of that Statement, be classified as a liability. Consequently, when a registrant redeems mandatorily redeemable preferred stock, the excess (shortfall) of the fair value transferred over (under) the carrying amount of the preferred stock would be accounted for as a loss (gain) on extinguishment of debt and reflected in the registrant’s net income (and thus in the numerator when calculating earnings per share).”

The shares were redeemed as a result of this debt modification and the change in total value of the preferred stock before and after the transaction was accounted for as a part of the debt extinguishment.

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We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the undersigned at (972) 470-9100.

Very Truly Yours,

R. Scott Hensell

Chief Financial Officer
Titan Global Holdings, Inc.